

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 21, 2010

Via U.S. Mail and Facsimile

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, IN 47546

> **Re: German American Bancorp, Inc.
>   Form 10-K for Fiscal Year Ended December 31, 2009
>   Filed March 10, 2010
>   File No. 001-15877**

Dear Mr. Schroeder:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 69

Potential Payments on Termination or Change in Control, page 26 of Definitive Proxy Statement on Schedule 14A

1. Please quantify the estimated payments and benefits that would be provided in each covered circumstance and revise future filings accordingly. Refer to Item 402(j)(2) of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions, page 70</u>

<u>Transactions with Related Persons, page 28 of Definitive Proxy Statement on
Schedule 14A</u>

2. We note the disclosure on page 28 that loans to directors and officers of the
   company and their associates and members of their immediate families were
   made on substantially the same terms as those prevailing at the time for
   comparable transactions with other persons. Please confirm, and revise future
   filings to disclose, if accurate, that the loans were made on substantially the
   same terms, including interest rates and collateral, as those prevailing at the
   time for comparable loans <u>with persons not related to the lender</u>. Refer to
   Instruction 4.c. to Item 404(a) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the
Securities Exchange Act of 1934 and all applicable Exchange Act rules require.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

   In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

      Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney